Exhibit 99.1

MOBILICOM LIMITED

ABN 26 617 155 978

NOTICE OF GENERAL MEETING

Notice is hereby given that the General Meeting (“Meeting”) of the shareholders of Mobilicom Limited (ABN 26 617 155 978) (“the Company”) will be held by virtual technology on Thursday, 9 October 2025 at 4:30pm (Melbourne time).

Shareholders are encouraged to submit their proxies as early as possible, and in any event, prior to the cut-off date for proxy voting as set out in the Notice. To lodge your proxy, please follow the directions on your personalised proxy form.

Shareholders attending the Meeting virtually will be able to ask questions and the Company has made provision for Shareholders who register their attendance before the start of the meeting to also cast their votes on the proposed resolutions at the Meeting.

The virtual meeting can be attended using the following details:

When: Thursday, 9 October 2025 at 4:30pm (Melbourne time)

Topic: Mobilicom Limited: General Meeting

Register in advance for the virtual meeting:

https://us06web.zoom.us/webinar/register/WN_ICwbuThpS3u0ONG5oEHicQ

After registering, you will receive a confirmation email containing information about joining the meeting. As noted previously, the Company strongly recommends its shareholders to lodge a directed proxy as soon as possible in advance of the meeting even if they are planning to attend the meeting online. The Company will conduct a poll on each resolution presented at the meeting. The Company will accept questions during the meeting either by submitting a question through the Q&A box located on screen or by raising the hand function also located on screen at which point the Company will allow your question verbally.

The Company is happy to accept and answer questions submitted prior to the meeting by email to justin@jmcorp.com.au. The Company will address relevant questions during the meeting or by written response after the Meeting (subject to the discretion of the Company not to respond to unreasonable and/or offensive questions).

AGENDA

Further details in respect of each of the Resolutions proposed in this Notice of General Meeting ( “Notice”) are set out in the Explanatory Memorandum (“Memorandum”) accompanying this Notice. The details of Resolutions contained in the Memorandum should be read together with, and form part of, this Notice.

BUSINESS

RESOLUTION 1: CONSOLIDATION OF SHARE CAPITAL

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“That, pursuant to Section 254H of the Corporations Act, Article 30 of the Constitution and for all other purposes, on Friday 10 October 2025 the issued capital of the Company be consolidated on the basis that every two hundred and seventy five (275) fully paid ordinary shares be consolidated into one (1) fully paid ordinary share (with any resulting fractions of a share rounded down to the next whole number of shares) as described in the Memorandum which accompanied and formed part of this Notice.”

OTHER BUSINESS

To consider any other business that may be brought before the Meeting in accordance with the Constitution of the Company and the Corporations Act.

By the order of the Board

/s/ Justin Mouchacca
Justin Mouchacca
Company Secretary

Dated: 17 September 2025

The accompanying Proxy Instructions and Memorandum form part of this Notice.

PROXY AND VOTING INSTRUCTIONS

Proxy Instructions

A member who is entitled to vote at a meeting may appoint:

●	one proxy if the member is only entitled to one vote; and

●	one or two proxies if the member is entitled to more than one vote.

Where more than one proxy is appointed each proxy may be appointed to represent a specific proportion of the member’s voting rights. If the appointment does not specify the proportion or number of votes each proxy may exercise, each proxy may exercise half of the votes in which case any fraction of votes will be disregarded.

The proxy form (and the power of attorney or other authority, if any, under which the proxy form is signed) or a copy or facsimile which appears on its face to be an authentic copy of the proxy form (and the power of attorney or other authority) must be lodged with the Company’s share registry not less than 48 hours before the time for holding the Meeting, or adjourned meeting as the case may be, at which the individual named in the proxy form proposes to vote.

The proxy form must be signed by the member or his/her attorney duly authorised in writing or, if the member is a corporation, in a manner permitted by the Corporations Act. A proxy given by a foreign corporation must be executed in accordance with the laws of that corporation’s place of incorporation.

The proxy may, but need not, be a member of the Company. A proxy form is attached to this Notice.

If you sign the proxy form and do not appoint a proxy, you will have appointed the Chair of the meeting as your proxy.

Corporate Representatives

Any corporation which is a member of the Company may authorise (by certificate under common seal or other form of execution authorised by the laws of that corporation’s place of incorporation, or in any other manner satisfactory to the chairperson of the Meeting) a natural person to act as its representative at any general meeting

Voting Entitlement

For the purposes of the Corporations Act and Corporations Regulations shareholders entered on the Company’s Register of Members as at 7.00pm (Melbourne time) on 7 October 2025 are entitled to attend and vote at the meeting.

On a poll, members have one vote for every fully paid ordinary share held. Holders of options are not entitled to vote.

How the Chair Will Vote Undirected Proxies Subject to the restrictions as set out in the Notice, the Chair of the Meeting will vote undirected proxies in favour of all of the proposed Resolutions.

Lodgement of proxies

Shareholders can lodge their proxy through the following options:

●	online at www.boardroomlimited.com.au;

●	by mail addressed to Mobilicom Limited, C/- Boardroom Pty Limited, GPO Box 3993, Sydney NSW 2001; or

●	by fax to the Company’s share registry, at +61 2 9290 9655

MOBILICOM LIMITED

ABN 26 617 155 978

GENERAL MEETING

EXPLANATORY MEMORANDUM

This Memorandum has been prepared for the information of members of Mobilicom Limited (ABN 26 617 155 978) (the "Company") in connection with the business to be conducted at the General Meeting (“Meeting”) of Shareholders of the Company to be held by virtual technology on Thursday, 9 October 2025 at 4:30pm (Melbourne time).

Please refer to the note on the front cover of the Notice regarding lodging proxies and/or attending the Meeting.

Shareholders are strongly encouraged to lodge their directed proxy forms in accordance with the instructions set out therein to vote before the Meeting.

This Memorandum should be read in conjunction with, and forms part of, the accompanying Notice.

BUSINESS

Resolution 1: Consolidation of share capital

Resolution 1 seeks approval from holders (Shareholders) of fully paid ordinary shares (Shares) to consolidate the number of ordinary fully paid shares on issue on a 275 to 1 basis (Consolidation) to be effective on Friday 10 October 2025. The Board has determined, subject to the implementation of the Consolidation, that each outstanding American Depository Share (ADS) will be adjusted such that once the Consolidation is implemented each ADS will represent one Share, instead of two hundred seventy (275) pre-Consolidation Shares.

The Consolidation will not impact each Shareholder’s proportional interest in the Company (subject to marginal adjustments for rounding), nor result in any change to the substantive rights and obligations of Shareholders.

If the Consolidation is approved, then the 2,733,408,944 Shares outstanding, will be reduced to no more than 9,939,669 Shares (subject to rounding). The Consolidation will not change the authorized share capital of the Company, which is an unlimited number of Securities as permitted by the Constitution, or the par value of the Shares, which do not have a par value.

Section 254H of the Corporations Act provides that a company may, by resolution passed in a general meeting, convert all or any of its share capital into a larger or smaller number.

The purpose of the Consolidation is to reduce the total number of Shares on issue to align on a 1:1 basis to the number of ADSs on issue, without altering each Shareholder’s proportional interest in the Company. The Company’s Shares currently can be traded by way of an ADS on the NASDAQ Capital Market (Nasdaq), with each ADS representing 275 Shares.

While we believe that the potential advantages of the Consolidation outweigh any actual or potential disadvantages, however, if the Company does effect the Consolidation there can be no assurance that (i) the ADSs will trade at a price in proportion to the decrease in the number of outstanding Shares resulting from the Consolidation; (ii) the liquidity of the ADSs will not be adversely affected by the reduced number of Shares that would be outstanding and available for trading after the Consolidation (noting that the underlying Shares are unlisted and therefore already illiquid); (iii) engaging in the Consolidation will not be perceived in a negative manner by investors, analysts or other stock market participants; or, (iv) the Consolidation will not result in some Shareholders owning “odd-lots” of less than 100 Shares and/or ADSs, potentially resulting in higher brokerage commissions and other transaction costs than the commissions and costs of transactions in “round-lots” of even multiples of 100 Shares.

The effect of the Consolidation on the Company’s capital structure is as follows:

Securities	Pre- Consolidation	Post- Consolidation
Shares	2,733,408,944	9,939,669	*
#Options and others convertible securities	1,520,811,879	5,530,225	*

*	subject to rounding as set out below.

If the Consolidation is implemented, the exercise price and the number of Shares issuable pursuant to outstanding options, warrants and restricted share units will be proportionately adjusted pursuant to the terms of the respective options, warrants and restricted share units in connection with the Consolidation. Furthermore, upon completion of the Consolidation, the number of Shares issuable pursuant to the Company’s equity incentive plans shall be appropriately adjusted.

Article 30 of the Constitution provides that for the purpose of giving effect to any consolidation or subdivision of Shares, the Directors may settle any difficulty that arises in respect of fractions in any manner they think expedient. = Pursuant to Article 30, the Board has determined that where a Shareholder holds less than 275 Shares, its post-Consolidation holding shall be rounded up to one Share, whereas all other entitlements shall be rounded down. The ADS holders will not be subject to rounding as each of them holds a number of Shares which is a multiple of 275 Shares.

Shareholders are advised to seek their own tax advice on the effect of the Consolidation and the Company. The Directors and their advisers do not accept any responsibility for the individual taxation implications arising from the Consolidation.

From the date of the Consolidation, all holding statements for Shares will cease to have any effect, except as evidence of entitlement to a certain number of Shares to be calculated on a post-Consolidation basis. After the Consolidation becomes effective, the Company will arrange for new holding statements to be issued to holders of those Shares. It is the responsibility of each Shareholder to check the number of Shares held prior to disposal.

The Board recommend that Shareholders vote in favour of Resolution 1. The Chair intends to exercise all available proxies in favour of Resolution 1.

GLOSSARY

In this Explanatory Memorandum, and the Notice:

ADS means an American depositary share listed on Nasdaq representing Shares in the Company.

Board means the Board of Directors of the Company.

Chair means the chair of the Meeting.

Company means Mobilicom Limited ABN 26 617 155 978.

Constitution means the Constitution of the Company.

Corporations Act means the Corporations Act 2001 (Cth).

Director means a director of the Company.

Explanatory Memorandum or Memorandum means the Explanatory Memorandum which forms part of the Notice of Meeting.

Meeting means the General Meeting of the Company the subject of this Notice of Meeting scheduled to occur on 9 October 2025.

Nasdaq has the meaning given in Resolution 1.

Notice means this Notice of General Meeting.

Security includes a Share, a right to a Share or an option over a Share (Option), an Option, a convertible security and any security that a relevant stock exchange decides to classify as a Security.

Shareholder means a holder of a Share.

Share means a fully paid ordinary share in the capital of the Company.

MOBILICOM Limited

All Correspondence to:

By Mail	Boardroom Pty Limited GPO Box 3993 Sydney NSW 2001 Australia	
By Fax:	+61 2 9290 9655	
Online:	www.boardroomlimited.com.au	
By Phone:	(within Australia) 1300 737 760 (outside Australia) +61 2 9290 9600	

YOUR VOTE IS IMPORTANT

For your vote to be effective it must be recorded **before 4:30pm (Melbourne Time) on Tuesday 7 October 2025.**

TO APPOINT A PROXY ONLINE

STEP 1: VISIT https://www.votingonline.com.au/mobgm2025

STEP 2: Enter your Postcode OR Country of Residence (if outside Australia)

STEP 3: Enter your Voting Access Code (VAC):

BY SMARTPHONE

Scan QR Code using smartphone QR Reader App

TO VOTE BY COMPLETING THE PROXY FORM

STEP 1 APPOINTMENT OF PROXY

Indicate who you want to appoint as your Proxy.

If you wish to appoint the Chair of the Meeting as your proxy, mark the box. If you wish to appoint someone other than the Chair of the Meeting as your proxy please write the full name of that individual or body corporate. If you leave this section blank, or your named proxy does not attend the meeting, the Chair of the Meeting will be your proxy. A proxy need not be a securityholder of the company. Do not write the name of the issuer company or the registered securityholder in the space.

Appointment of a Second Proxy

You are entitled to appoint up to two proxies to attend the meeting and vote. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by contacting the company's securities registry or you may copy this form.

To appoint a second proxy you must:

(a) complete two Proxy Forms. On each Proxy Form state the percentage of your voting rights or the number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(b) return both forms together in the same envelope.

STEP 2 VOTING DIRECTIONS TO YOUR PROXY

To direct your proxy how to vote, mark one of the boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of securities are to be voted on any item by inserting the percentage or number that you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item for all your securities your vote on that item will be invalid.

Proxy which is a Body Corporate

Where a body corporate is appointed as your proxy, the representative of that body corporate attending the meeting must have provided an "Appointment of Corporate Representative" prior to admission. An Appointment of Corporate Representative form can be obtained from the company's securities registry.

STEP 3 SIGN THE FORM

The form **must** be signed as follows:

Individual: This form is to be signed by the securityholder.

Joint Holding: where the holding is in more than one name, all the securityholders should sign.

Power of Attorney: to sign under a Power of Attorney, you must have already lodged it with the registry. Alternatively, attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies: this form must be signed by a Director jointly with either another Director or a Company Secretary. Where the company has a Sole Director who is also the Sole Company Secretary, this form should be signed by that person. **Please indicate the office held by signing in the appropriate place.**

STEP 4 LODGEMENT

Proxy forms (and any Power of Attorney under which it is signed) must be received no later than 48 hours before the commencement of the meeting, therefore by **4:30pm (Melbourne Time) on Tuesday, 7 October 2025.** Any Proxy Form received after that time will not be valid for the scheduled meeting.

Proxy forms may be lodged using the enclosed Reply Paid Envelope or:

Online	https://www.votingonline.com.au/mobgm2025
By Fax	+ 61 2 9290 9655
By Mail	Boardroom Pty Limited GPO Box 3993, Sydney NSW 2001 Australia
In Person	Boardroom Pty Limited Level 8, 210 George Street Sydney NSW 2000 Australia

Attending the Meeting

If you wish to attend the meeting please bring this form with you to assist registration.

Mobilicom Limited ACN 617 155 978 Y our Address This is your address as it appears on the company’s share register. If this is incorrect, please mark the box with an “X” and make the correction in the space to the left . Securityholders sponsored by a broker should advise their broker of any change s. Ple ase note, you cannot change ownership of your securities using this form . PROXY FORM STEP 1 APPOINT A PROXY I/We being a member/s of Mobilicom Limited (Company) and entitled to attend and vote hereby appoint : the Chair of the Meeting (mark box) OR if yo u are NOT appointing the Chair of the Meeting as your proxy, please write the name of the person or body corporat e (excluding the registered security holder) you are appointing as your proxy below or failing the individual or body corporate named, or if no individual or body corporate is named, the Chair of the Meeting as my/our proxy at the General Meeting of the Company to be held virtually via Zoom ( https://us06web.zoom.us/webinar/register/WN_ICwbuThpS3u0ONG5oEHicQ ) on Thur s day , 9 October , 202 5 at 4 : 3 0 p m (Melbourne Time) and at any adjournment of that meeting, to act on my/our behalf and to vote in accordance with the following directions or if no directions have been given, as the proxy sees fit. The Chair of the Meeting intends to vote undirected proxies in favour of the resolution . S TEP 2 VOTING DIRECTIONS * I f you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your vote will n ot be counted in calculating the required majority if a poll is called. Resol ution 1 Consolidation of Share Capital For Against Abstain * S TEP 3 SIGNATURE OF S E CURITY HOLDERS This fo rm must be signed t o enable your directions to be implemented. Individual or Securityholder 1 Sole Director and Sole Company Secretary Securityholder 2 Director Securityholder 3 Director / Company Secretary Contact Name Contact Daytime Telephone Date / / 20 25